EXHIBIT 20

                          NEWS RELEASE

                                                  Immediate
                                             Gerald J. Sweda
                                             (414) 636-1361

Modine forecasts
improved margins
in fiscal 1998


     RACINE, Wis., June 6, 1997 -- Modine Manufacturing Company expects margins to keep improving, with further benefits to profit levels as revenues increase in succeeding years.

     This forward-looking statement is in the Modine annual report that was mailed to shareholders today. In the report's letter to shareholders, Chairman & CEO Richard T. Savage and President & COO Donald R. Johnson further state: "The near-term outlook for sales, based on customer projections for their businesses and on our own sales and marketing plans, sees stronger sales to some industrial and building-HVAC markets balanced by more modest growth elsewhere. Unit sales volumes will be up but the increase could be substantially offset by adverse currency fluctuations, as indicated by current exchange rates. Sales, therefore, should grow only modestly this year, excluding any acquisitions."

     For the fiscal year ended March 31, 1997, Modine sales were $999,046,000 and net earnings were $63,763,000, or $2.10 per share.

     Modine Manufacturing Company is an independent, worldwide leader in heat-transfer technology, serving vehicular, industrial, commercial, and building markets.

     This news release's forward-looking statements about sales and earnings involve risks and uncertainties, as detailed on page
13 of the 1997 annual report to shareholders.


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